Exhibit 99.5

CAWLEY, GILLESPIE & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

6500 RIVER PLACE BLVD, SUITE 3-200	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78730	FORT WORTH, TEXAS 76102	HOUSTON, TEXAS 77002
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

April 2, 2024

Mr. Jack E. Vaughn

Peak BLM Lease LLC

383 Inverness Parkway, Suite 470

Englewood, Colorado 80112

Re:	Evaluation Summary – SEC Pricing Peak Powder River Acquisitions, LLC Interests Campbell, Converse & Johnson Counties, Wyoming Proved, Probable and Possible Reserves
As of December 31, 2022

Dear Mr. Vaughn:

As requested, we are submitting our estimates of proved, probable and possible reserves and our forecasts of the resulting economics attributable to the Peak Powder River Acquisitions, LLC interests in properties located in various counties in Wyoming. Peak Powder River Acquisitions, LLC is a wholly-owned subsidiary of Peak BLM Lease LLC. It is our understanding that the proved, probable and possible reserves estimated in this report constitute 100 percent of all proved, probable and possible reserves owned by Peak Powder River Acquisitions, LLC.

This report, completed on April 2, 2024, utilized an effective date of December 31, 2022 and was prepared using constant prices and costs and conforms to Item 1202(a)(8) of Regulation S-K and the other rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). This report has been prepared for use in filings with the SEC. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts for the reserves are summarized below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Undeveloped	Probable Undeveloped	Possible Undeveloped
Net Reserves
Oil	– Mbbl	303.3	38.1	139.9	1,792.9	5,606.4
Gas	– MMcf	391.6	403.9	507.8	4,148.0	19,101.9
Revenue
Oil	– M$	27,881.0	3,498.6	12,922.9	165,517.5	517,850.2
Gas	– M$	2,611.5	2,693.5	3,385.9	27,658.7	127,371.3
Severance Taxes	– M$	1,844.8	374.6	986.7	11,687.2	39,035.9
Ad Valorem Taxes	– M$	1,702.4	363.9	958.4	11,077.3	37,311.3
Operating Expenses	– M$	9,965.6	912.4	1,649.9	21,839.5	95,965.2
Other Deductions	– M$	818.9	158.3	337.3	6,039.9	16,950.6
Investments	– M$	90.3	499.9	2,533.3	49,097.9	159,474.9
Net Operating Income (BFIT)	– M$	16,070.5	3,883.0	9,843.2	93,434.4	296,483.6
Discounted at 10%	– M$	10,506.0	2,038.1	4,533.4	7,678.8	35,183.1

Evaluation Summary

As of December 31, 2022

In accordance with the SEC guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

The annual average Henry Hub spot market gas price of $6.358 per MMBtu and the annual average WTI Cushing spot oil price of $93.67 per barrel were used in this report. In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. Oil and gas prices were held constant and were adjusted for each property based on historical differentials. Deductions were applied to the net gas volumes for fuel and shrinkage. The adjusted volume-weighted average product prices over the life of the properties are $92.06 per barrel of oil and $6.67 per Mcf of gas.

Operating expenses and investments were supplied by Peak Powder River Acquisitions, LLC and reviewed for reasonableness. Investments include capital costs for both future development and abandonment. “Other deductions” are variable expenses that are a function of oil, gas and water volumes. Severance taxes were forecast based on published rates. Ad valorem tax rates were scheduled by county based on historical data. Neither expenses nor investments were escalated.

The proved, probable and possible reserves classifications conform to criteria of the SEC. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the SEC Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.

The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Peak Powder River Acquisitions, LLC. Ownership interests were supplied by Peak Powder River Acquisitions, LLC and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Evaluation Summary

As of December 31, 2022

Cawley, Gillespie & Associates, Inc. is independent with respect to Peak Powder River Acquisitions, LLC as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

J. Zane Meekins, P.E.
Executive Vice President

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

JZM:ptn